[Jackson National Life Insurance Company Logo Omitted]
MEMORANDUM
TO:	Ellen Sazzman U. S. Securities and Exchange Commission
FROM:	Susan Rhee Assistant Vice President & Associate General Counsel
DATE:	December 8, 2010
SUBJECT:	Response to Comments to Form N-1A for JNL Series Trust (the “Trust”) File Nos: 33-87244 and 811-8894

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (“Commission” and “Commission Staff”, as appropriate) comments received telephonically on November 18, 2010 to the Trust’s 485APOS filing on Form N1-A.

The comments, as we understood them, are repeated below in italics, with responses immediately following. We have also included the revised pages from the prospectus, as applicable.

The underscored and italicized language if viewed through EDGAR will appear in all capital letters.

Prospectus

1.	Please confirm that the Series and Class Identifiers match the Fund and that the Fund does not have a ticker symbol.

Response: The Registrant confirms that the Series and Class Identifiers have been updated for the new Fund.  The Registrant also confirms that the new Fund, nor any Funds of the Trust, have ticker symbols.

2.	Please confirm that there are no expense waivers or reimbursements for the JNL/PPM America Floating Rate Income Fund.

Response: We confirm that JNL/PPM America Floating Rate Income Fund does not have any expense reimbursements or waivers and therefore no waivers are reflected in the expense tables or the examples.

3.	Please confirm that there are no Acquired Fund Fees for the JNL/PPM America Floating Rate Income Fund.

Response: There are no Acquired Fund Fees for the JNL/PPM America Floating Rate Income Fund.

4.	Please confirm that there are no breakpoint discounts and the expense examples do not include fee waivers or expense reimbursements for the JNL/PPM America Floating Rate Income Fund.

Response: We confirm that JNL/PPM America Floating Rate Income Fund expense examples do not include fee waivers or expense reimbursements or there are any breakpoint discounts for the JNL/PPM America Floating Rate Income Fund.

5.
For the JNL/PPM America Floating Rate Income Fund, in the first paragraph of the section entitled “Principal Investment Strategies,” please briefly define collaterized loan obligations.  Please make the disclosure parallel to the disclosure in Item 9 for the Fund.

Response: The Registrant has deleted the stricken language and added the underscored language in the first paragraph of the section entitled “Principal Investment Strategies.”

Principal Investment Strategies. Under normal circumstances, the Fund invests at least 80% of its net assets  in floating rate loans and other floating rate investments, defined as floating rate loans, floating rate notes, other floating rate debt securities, structured products (including, ~~collateralized loan obligations (CLOs),~~ commercial mortgage-backed securities, ~~and~~ asset-backed securities, and collateralized loan obligations which are debt securities typically issued by special purpose vehicles and secured by loans), money market securities of all types, repurchase agreements, shares of money market funds, short-term bond funds and floating rate funds.  For purposes of satisfying the 80% requirement, the Fund may also invest in derivative or other synthetic instruments that have economic characteristics similar to the floating rate investments mentioned above.

6.
For the JNL/PPM America Floating Rate Income Fund, in the second paragraph of the section entitled “Principal Investment Strategies,” please briefly describe the credit quality of junior loans.  Please make the disclosure parallel to the disclosure in Item 9 for the Fund.

Response: The Registrant has added the underscored language to the third paragraph of the section entitled “Principal Investment Strategies.”

The Fund may also invest in secured and unsecured subordinated loans, second lien loans and subordinated bridge loans (“Junior Loans”), other floating rate debt securities such as notes, bonds and asset-backed securities, fixed income debt obligations and money market instruments.  Junior Loans typically are of below investment grade quality and have below investment grade credit ratings, which rating are associated with securities having high risk and speculative characteristics.  Money market holdings with a remaining maturity of less than 60 days will be deemed floating rate assets.

7.
For the JNL/PPM America Floating Rate Income Fund, in the fourth paragraph of the section entitled “Principal Investment Strategies,” please include the standard use of the parenthetical “(also known as junk bonds)” after “lower-rated (“high yield”) corporate bonds.” Please make the disclosure parallel to the disclosure in Item 9 for the Fund.

Response: The Registrant has added the underscored language to the fourth paragraph of the section entitled “Principal Investment Strategies.”

The Fund may invest up to 20% of its net assets in cash and non-floating rate securities, including lower-rated (“high yield”), commonly known as “junk bonds,” corporate bonds, investment grade corporate bonds and equity securities.

8.
For the JNL/PPM America Floating Rate Income Fund, in the fifth paragraph of the section entitled “Principal Investment Strategies,” please tailor the disclosure to be more specific as to how the Fund may expect to be managed, the extent derivatives will be used, the economic disclosure of derivatives, and extent derivatives will mimic the exposure of junk debt.  Please make the disclosure parallel to the disclosure in Item 9 for the Fund.

Response: The Fund’s disclosure has been tailored to describe the types of derivatives the portfolio management team currently expects to use and the purpose for which they will be used.  The Registrant has deleted the fifth paragraph in its entirety and replaced it with the following disclosure in the section entitled “Principal Investment Strategies”:

Although the Fund may engage in derivatives transactions of any kind, the Fund currently anticipates that it may invest in the LCDX index (an unfunded index of 100 equally weighted loan credit default swaps (“LCDS”)) and individual LCDS as a substitute for the purchase of floating rate loans and it may use futures and swaps to hedge against fluctuations in interest rates.

The Registrant has also replaced the corresponding disclosure to the Item 9 description of the Fund’s principal investment strategies.

9.
For the JNL/PPM America Floating Rate Income Fund, in the section entitled “Principal Risks of Investing in the Fund,” please revise the derivatives risk disclosure to include all risks associated with derivatives, i.e. counterparty risk and all item 9 disclosures.

Response: “Derivatives risk” in the section entitled “Principal Risks of Investing in the Fund” has been revised to add the underscored language:

Derivatives risk – Investing in derivative instruments, such as, swaps, options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, to be announced (TBAs) securities, interest rate swaps, credit default swaps, and certain exchange traded funds, involves risks, including liquidity, interest rate, market, counterparty, credit and management risks, mispricing or improper valuation.  Changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index, and the Fund could lose more than the principal amount invested.  These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment.  The Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

10.
For the JNL/PPM America Floating Rate Income Fund, in the section entitled “Principal Risks of Investing in the Fund,” please include risk associated with commercial mortgage-backed securities as noted in the principal investment strategy. Please make the disclosure parallel to the disclosure in Item 9 for the Fund.

Response: The Registrant has added the following risk disclosure to the summary, as well as, the Item 9 disclosure for the Fund.

Mortgage-backed and mortgage-related securities risk – Rising interest rates tend to extend the duration of mortgage-related securities, making them more sensitive to changes in interest rates and exhibit additional volatility.  When interest rates decline, borrowers may pay off their mortgages sooner than expected, which can reduce the returns.

11.
For the JNL/PPM America Floating Rate Income Fund, in the section entitled “Principal Risks of Investing in the Fund,” please consider whether foreign security risk should be added since the principal investment strategy includes foreign borrowers.  Please make the disclosure parallel to the disclosure in Item 9 for the Fund.

Response: “Foreign securities risk” has been added as a risk in the section entitled “Principal Risks of Investing in the Fund.”

•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investment.  These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments.  In addition, there is less publicly available information and more volatile or less liquid markets.

12.
For the JNL/PPM America Floating Rate Income Fund, please expand the Item 9 disclosure to describe all types of loans that may be purchased and the types of derivatives that may be entered into in more detail.

Response: Item 9 has been revised to list the following types of loans in which the Fund may invest: senior floating rate loans (secured and unsecured), subordinated loans (secured and unsecured), second lien loans, bridge loans, debtor-in-possession loans, and mezzanine loans.  For all loans, the Fund may invest in loans issued by US and foreign issuers, although it expects to primarily invest in U.S. dollar denominated loans.  Item 9 also has been revised to list (and briefly describe) the following types of derivatives transactions in which the Fund currently expects to invest: LCDX index, loan credit default swaps, futures, and swaps.  The Fund reserves the right, however, to invest in derivatives transactions of any kind.

Statement of Additional Information (“SAI”)

1.	Please update all of the portfolio manager information for PPM America, Inc. as it relates to the JNL/PPM America Floating Rate Income Fund.

Response: The Registrant confirms that this information will be provided in the Trust’s upcoming 485BPOS filing.

2.	Please confirm that the Registrant is in compliance with the required disclosures under Item 17.

Response: The Registrant confirms that it has made all the appropriate disclosures in compliance with Item 17.

As we discussed, we will include the agreed upon changes in the Trust’s upcoming 485BPOS filing.

It is the Trust’s intention to respond fully to the Commission Staff’s comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336.  Thank you for your prompt attention to this matter.

cc:  File

1 Corporate Way   Lansing, MI  48951   Phone: (517) 367-4336   Fax: (517) 706-5517   Toll Free: (800) 565-9044  email: susan.rhee@jnli.com

Prospectus – Comments 5, 6, 7, 8, 9, 11

Principal Investment Strategies. Under normal circumstances, the Fund invests at least 80% of its net assets  in floating rate loans and other floating rate investments, defined as floating rate loans, floating rate notes, other floating rate debt securities, structured products (including, commercial mortgage- backed securities, asset-backed securities , and collateralized loan obligations which are debt securities typically issued by special purpose vehicles and secured by loans ), money market securities of all types, repurchase agreements, shares of money market funds, short-term bond funds and floating rate funds.  For purposes of satisfying the 80% requirement, the Fund may also invest in derivative or other synthetic instruments that have economic characteristics similar to the floating rate investments mentioned above.

The Fund invests primarily in U.S. dollar denominated senior floating rate loans of domestic and foreign borrowers (“Senior Loans”).  Senior Loans typically are of below investment grade quality and have below investment grade credit ratings, which ratings are associated with securities having high risk and speculative characteristics.

The Fund may also invest in secured and unsecured subordinated loans, second lien loans and subordinated bridge loans (“Junior Loans”), other floating rate debt securities such as notes, bonds and asset-backed securities, fixed income debt obligations and money market instruments.   Junior Loans typically are of below investment grade quality and have below investment grade credit ratings, which rating are associated with securities having high risk and speculative characteristics.   Money market holdings with a remaining maturity of less than 60 days will be deemed floating rate assets.

The Fund may invest up to 20% of its net assets in cash and non-floating rate securities, including lower-rated (“high yield”) , commonly known as “junk bonds,” corporate bonds, investment grade corporate bonds and equity securities.

Although the Fund may engage in derivatives transactions of any kind, the Fund currently anticipates that it may invest in the LCDX index (an unfunded index of 100 equally weighted loan credit default swaps (“LCDS”)) and individual LCDS as a substitute for the purchase of floating rate loans and may use futures and swaps to hedge against fluctuations in interest rates on the Fund’s investments in non-floating rate securities.

In anticipation of, or in response to, adverse market or other conditions, or atypical circumstances such as unusually large cash inflows or redemptions, the Sub-Adviser may depart from the Fund’s principal investment strategies by temporarily investing for defensive purposes.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•
Credit risk – The Fund could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivatives contract, repurchase agreement or a loan of portfolio securities, is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations.

•
Derivatives risk – Investing in derivative instruments, such as, swaps, options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, to be announced (TBAs) securities, interest rate swaps, credit default swaps, and certain exchange traded funds, involves risks , including liquidity, interest rate, market, counterparty, credit and management risks, mispricing or improper valuation. Changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index, and the Fund could lose more than the principal amount invested . These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment. The Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investment.  These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments.  In addition, there is less publicly available information and more volatile or less liquid markets.

•
High-yield bonds, lower-rated bonds and unrated securities – High-yield bonds, lower-rated bonds, and unrated securities are broadly referred to as “junk bonds,” and are considered below “investment-grade” by national ratings agencies. Junk bonds are subject to the increased risk of an issuer’s inability to meet principal and interest payment obligations.

•
Interest rate risk – When interest rates increase, fixed income securities generally will decline in value. Long-term fixed-income securities normally have more price volatility than short-term fixed-income securities.  Floating rate investments generally fluctuate less in response to interest rate changes than fixed-rate debt securities, but may fluctuate in value because interest rate resets occur only periodically.  A decrease in interest rates could reduce the income earned by the Fund from its floating rate debt securities.

•
Liquidity risk – Investments in securities that are difficult to purchase or sell (illiquid or thinly-traded securities) may reduce returns if the Fund is unable to sell the securities at advantageous times or prices.  The liquidity of floating rate loans, including the volume and frequency of secondary market trading in such loans, varies significantly over time and among individual floating rate loans.

Prospectus – Comment 10

•
Loans risk – Loan investments involve credit risk, interest rate risk, liquidity risk, and the risks of being a lender.  Access to the collateral securing certain loans may be limited by bankruptcy and other insolvency laws and the collateral may decline in value and/or be inadequate or difficult to realize upon.  Uncollateralized loan investments present greater risks than collateralized loans because there is no collateral on which the Fund can foreclose if the borrower is unable to pay interest or defaults in the payment of principal.  The secondary market for loans may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods, which may cause the Fund to be unable to realize full value and thus cause a material decline in the Fund’s net asset value.  Senior Loans are also subject to the risk that a court could subordinate a Senior Loan, which typically holds a senior position in the capital structure of a borrower, to presently existing or future indebtedness or take other action detrimental to the holders of Senior Loans. Senior Loans usually have mandatory and optional prepayment provisions. If a borrower prepays a Senior Loan, the Fund will have to reinvest the proceeds in other Senior Loans or securities that may pay lower interest rates. Loan investments are often issued in connection with highly leveraged transactions. Such transactions include leveraged buyout loans, leveraged recapitalization loans, and other types of acquisition financing. These obligations are subject to greater credit risks than other investments including a greater possibility that the borrower may default or enter bankruptcy. Because there is limited public information available regarding loan investments, the Fund is particularly dependent on the analytical abilities of the Sub-Adviser.

•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic conditions, or particular industries represented in the markets, and competitive conditions.

•
Mortgage-backed and mortgage-related securities risk – Rising interest rates tend to extend the duration of mortgage-related securities, making them more sensitive to changes in interest rates and exhibit additional volatility.  When interest rates decline, borrowers may pay off their mortgages sooner than expected, which can reduce the returns.

•
Non-diversification risk – With a smaller number of different issuers, there is more risk than holding a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation total return and share price of a non-diversified portfolio.

•
Servicer risk – In the event of the insolvency of an agent bank, a loan could be subject to settlement risk, as well as the risk of interruptions in the administrative duties performed in the day-to-day administration of the loan (such as processing LIBOR calculations, processing draws, etc.).

•
Temporary defensive positions and large cash positions – In anticipation of, or in response to, adverse market or other conditions, or atypical circumstances such as unusually large cash inflows or redemptions, the Fund may temporarily hold all or a significant portion of its assets in cash, cash equivalents, affiliated and unaffiliated money market funds, or high quality debt instruments. Taking a defensive or large cash position may reduce the potential for appreciation of the portfolio and may affect performance.

Prospectus – Comments 5, 6, 7, 8, 11 and 12

Principal Investment Strategies.  Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in floating rate loans and other floating rate investments, defined as floating rate loans, floating rate notes, other floating rate investments, structured products (including, collateralized loan obligations (CLOs), commercial mortgage-backed securities, and asset-backed securities), money market securities of all types, repurchase agreements,  shares of money market funds, short-term bond funds, and floating rate funds.  For purposes of satisfying the 80% requirement, the Fund may also invest in derivative or other synthetic instruments that have economic characteristics similar to the floating rate investments mentioned herein.

The Fund invests primarily in U.S. dollar denominated senior floating rate loans of domestic and foreign borrowers (“Senior Loans”).  Senior Loans typically are of below investment grade quality and have below investment grade credit ratings, which ratings are associated with securities having high risk and speculative characteristics.

The Fund may also invest in secured and unsecured subordinated loans, second lien loans and subordinated bridge loans (“Junior Loans”), other floating rate debt securities such as, notes, bonds , asset-backed securities, debtor-in-possession loans, and mezzanine loans, fixed income debt obligations and money market instruments.  Money market holdings with a remaining maturity of less than 60 days will be deemed floating rate assets.

The Fund may invest up to 20% of its assets in cash and non-floating rate securities, including lower-rated (“high yield”) , commonly known as “junk bonds,” corporate bonds, investment grade corporate bonds and equity securities.

Although the Fund may engage in derivatives transactions of any kind, the Fund currently anticipates that it may invest in the LCDX index (an unfunded index of 100 equally weighted loan credit default swaps (“LCDS”)) and individual LCDS as a substitute for the purchase of floating rate loans and it may use futures and swaps to hedge against fluctuations in interest rates on the Fund’s investments in non-floating rate securities.

In buying and selling securities for the Fund, the Sub-Adviser relies on fundamental credit analysis of each issuer and its ability to pay principal and interest given its current financial condition, its industry position and economic and market conditions.  The Sub-Adviser’s upfront credit selection and ongoing credit monitoring focuses on issuers that it believes (i) have the ability to generate positive cash flow, (ii) have reasonable debt multiples and equity capital, and (iii) have sufficient liquidity sources.  The Sub-Adviser also evaluates each security’s structural and security characteristics, underlying collateral, covenant protection and price compared to its long-term value.

In anticipation of, or in response to, adverse market or other conditions, or atypical circumstances such as unusually large cash inflows or redemptions, and sub-adviser transitions, the Sub-Adviser may depart from the Fund’s principal investment strategies by temporarily investing for defensive purposes.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.  The following descriptions of the principal risks does not provide any assurance either of the Fund’s investment in any particular type of security, or assurance of the Fund’s success in its investment selections, techniques and risk assessments.  As a managed portfolio the Fund may not achieve its investment objective for a variety of reasons including changes in the financial condition of issuers (due to such factors as management performance, reduced demand or overall market changes), fluctuations in the financial markets, declines in overall securities prices, or the Sub-Adviser’s investment techniques otherwise failing to achieve the Fund’s investment objective. A variety of specific factors may influence its investment performance, such as the following:

•	Credit risk
•	Derivatives risk
•	Foreign securities risk
•	High-yield bonds, lower-rated bonds and unrated securities
•	Interest rate risk
•	Liquidity risk
•	Loans risk
•	Market risk
•	Mortgage-backed and mortgage-related securities risk
•	Non-diversification risk
•	Servicer risk
•	Temporary defensive positions and large cash positions

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.  There may be other risks that are not listed herein that could cause the value of your investment in the Fund to decline and that could prevent the Fund from achieving its stated investment objective.  This Prospectus does not describe all of the risks of every technique, investment strategy or temporary defensive position that the Fund may use.  For additional information regarding the risks of investing in the Fund, please refer to the SAI.

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks).  There may be additional risks that may affect the Fund’s ability to achieve its stated investment objective.  Those additional risks are:

•	Counterpar t y and settlement risk
•	Leveraging risk
•	Prepayment risk

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.

The SAI has more information about the Fund’s authorized investments and strategies, as well as the risk and restrictions that may apply to them.

Supplement Dated December 31, 2010
To The Statement of Additional Information
Dated October 11, 2010

JNL® Series Trust

Please note that the changes apply to your variable annuity and/or variable life product(s).

All the PM infor should be updated
Item 17 compliance – confirm we have this disclosure.

On page 41, please delete paragraph (1) under the section entitled “Fundamental Policies” in its entirety and replace it with the following:

(1)           Each Fund, except the JNL/American Funds Global Bond Fund, JNL/BlackRock Commodity Securities Fund, JNL Institutional Alt 20 Fund, JNL Institutional Alt 35 Fund, JNL Institutional Alt 50 Fund, JNL Institutional Alt 65 Fund, JNL/Goldman Sachs Emerging Markets Debt Fund, JNL/M&G Global Basics Fund, JNL/M&G Global Leaders Fund, JNL/Mellon Capital Management Global Alpha Fund, JNL/Mellon Capital Management European 30 Fund, JNL/Mellon Capital Management Pacific Rim 30 Fund, JNL/PIMCO Real Return Fund, JNL/PPM America Floating Rate Income Fund, JNL/Red Rocks Private Listed Equity Fund, JNL/S&P Managed Growth Fund, JNL/S&P Managed Conservative Fund, JNL/S&P Managed Moderate Growth Fund, JNL/S&P Managed Moderate Fund, JNL/S&P Managed Aggressive Growth Fund, JNL/S&P Disciplined Moderate Fund, JNL/S&P Disciplined Moderate Growth Fund, JNL/S&P Disciplined Growth Fund, JNL/S&P Competitive Advantage Fund, JNL/S&P Dividend Income & Growth Fund, JNL/S&P Intrinsic Value Fund, JNL/S&P Total Yield Fund, JNL/S&P 4 Fund, JNL/PAM Asia ex-Japan Fund, JNL/PAM China-India Fund, and JNL/Lazard Mid Cap Equity Fund, shall be a “diversified company,” as such term is defined under the 1940 Act.

On page 69, please add the following disclosure for JNL/PPM America Floating Rate Income Fund in the section entitled “Operating Policies”:

For the JNL/PPM America Floating Rate Income Fund:

(a)
At least 80% of the Fund’s net assets (plus the amount of any borrowings for investment purposes) will be invested in floating rate loans and other floating rate investments, defined as floating rate loans, floating rate notes, other floating rate investments, structured products including collateralized loan obligations (CLOs), commercial mortgage-backed securities and asset-backed securities, money market securities of all types, repurchase agreements, shares of money market funds, short-term bond funds, and floating rate funds.

(b)
The Fund may also invest in derivative or other synthetic instruments that have economic characteristics similar to the floating rate investments mentioned above for purposes of satisfying the 80% requirement.

(c)	The Fund will invest primarily in U.S. dollar denominated senior floating rate loans of domestic and foreign borrowers.

(d)
The Fund may also invest in secured and unsecured subordinated loans, second lien loans and subordinated bridge loans, other floating rate debt securities such as notes, bonds and asset-backed securities, fixed income debt obligations and money market instruments.

(e)	The Fund may invest up to 20% of its assets in cash and non-floating rate securities, including lower-rated (“high yield”) corporate bonds, investment grade corporate bonds, and equity securities.

(f)
The Fund may engage in derivative transactions (such as futures contracts and options thereon, interest rate and credit default swaps and  credit linked notes ) to enhance return, to hedge against fluctuations in securities prices and interest rates and/or as a substitute for the purchase or sale of securities.

On page 153, please delete the first paragraph under “PPM America, Inc.” in its entirety and replace it with the following:

PPM America, Inc. (“PPM”), which is located at 225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606, serves as Sub-Adviser to the JNL/PPM America Floating Rate Income Fund, JNL/PPM America High Yield Bond Fund, JNL/PPM America Mid Cap Value Fund, JNL/PPM America Small Cap Value Fund, and JNL/PPM America Value Equity Fund.  PPM, an affiliate of the Adviser, is an indirect wholly owned subsidiary of Prudential plc, a publicly traded company incorporated in the United Kingdom.  Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

On page 154, please add the following table(s) under “PPM America, Inc.” in the sub-section entitled “Other Accounts Managed by the Portfolio Managers and Potential Conflicts of Interest”:

The following tables reflect information as of December 31, 2009: [to be updated by amendment]

JNL/PPM America Floating Rate Income Fund
John Walding	Number Of Accounts	Total Assets
registered investment companies:		$
other pooled investment vehicles:		$
other accounts:		$

David Wagner	Number Of Accounts	Total Assets
registered investment companies:		$
other pooled investment vehicles:		$
other accounts:		$

Christopher Kappas	Number Of Accounts	Total Assets
registered investment companies:		$
other pooled investment vehicles:		$
other accounts:		$

On page 156, please add the following table under “PPM America, Inc.” in the sub-section entitled “Security Ownership of Portfolio Managers for the JNL/PPM America Floating Rate Income Fund”:

Security Ownership of Portfolio Managers for the JNL/PPM America Floating Rate Income Fund [to be updated by amendment]

Security Ownership of Portfolio Managers	John Walding	David Wagner	Christopher Kappas
None
$1-$10,000
$10,001-$50,000
$50,001-$100,000
$100,001-$500,000
$500,001-$1,000,000
Over $1,000,000

On page 173, please add the row for JNL/PPM America Floating Rate Income Fund in the section entitled “Sub-Advisory Fees”:

FUND	ASSETS	FEES
JNL/PPM America Floating Rate Income Fund	$0 to $300 million Over $300 million	.25% .20%

This Supplement is dated December 31, 2010.

(To be used with V3180 10/10 and V3180PROXY 10/10.)

CMX________ 12/10